UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements

Filed Pursuant to § 240.13d-1(a) and Amendments Thereto

Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

350 Royal Palm Way, Suite 500

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

February 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D	Page 2 of 12

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a ☒ b ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 674,572
	8	Shared Voting Power 0
	9	Sole Dispositive Power 674,572
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 674,572(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 5,208,729 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 8.8% of the outstanding shares of Common Stock. See Item 5.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of November 5, 2021 is 59,454,998, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 8, 2021.

CUSIP No. 760416107	SCHEDULE 13D	Page 3 of 12

1	Names of Reporting Persons Avery Conner Capital Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,948,773(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,948,773(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,948,773(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.6%(2)
14	Type of Reporting Person (See Instructions) OO

(3)

3,948,773 shares of Common Stock held by the Avery Conner Capital Trust, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida serve as Trustees and may be deemed to have shared beneficial ownership as Trustees.

CUSIP No. 760416107	SCHEDULE 13D	Page 4 of 12

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 323,000
	8	Shared Voting Power 3,948,773(3)
	9	Sole Dispositive Power 323,000
	10	Shared Dispositive Power 3,948,773(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,271,773(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.2%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 5 of 12

1	Names of Reporting Persons Susan D. Hudson, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,948,773(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 03,948,773(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,948,773(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.6%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 7 of 12

1	Names of Reporting Persons Geoffrey B. Hudson, in his capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,948,773(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,948,773(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,948,773(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.6%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 8 of 12

1	Names of Reporting Persons Rose M. Guida, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,948,773(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,948,773(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,948,773(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.6%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 8 of 12

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 262,384
	8	Shared Voting Power 0
	9	Sole Dispositive Power 262,384
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 262,384(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.4%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 9 of 12

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on January 31, 2022, as amended prior to the date of this Amendment No. 2 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following:

On February 3, 2022, as set forth in Schedule A, the Avery Conner Capital Trust acquired 515,878 shares of Common Stock through a broker on the open market for a total of approximately $2,664,044.33. The source of funds for such purchases was trust funds.

On February 3, 2022, as set forth in Schedule A, George E. Norcross, III, acting through an individual retirement account for his benefit, acquired 5,825 shares of Common Stock through a broker on the open market for a total of approximately $29,818.50. The source of funds for such purchase was funds held in such account.

On February 4, 2022, as set forth in Schedule A, Philip A. Norcross acquired 73,000 shares of Common Stock through a broker on the open market for a total of approximately $376,374.46. The source of funds for such purchase was personal funds.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to delete the last paragraph thereof and add the following:

On February 7, 2022, the Group delivered another letter to the Board (the “February 7 Letter”), the text of which is set forth below:

Dear Directors:

As we trust you all are aware, we delivered a letter on January 31, 2022, requesting the opportunity to begin a dialogue with you with the hope that you and we could develop a plan that would benefit Republic First Bancorp, Inc. (the “Company” or “Republic”), its shareholders, and its other constituencies. That is our sole objective.

Unfortunately, we have received no substantive reply from the Board in response to our January 31 letter, although we did have a brief and unproductive conversation with Mr. Hill. Mr. Hill indicated no interest on his part in any discussions about meaningful change for the benefit of Republic and its shareholders. We continue to believe that, through a candid discussion with the Board, we could potentially arrive at a mutually beneficial plan for our group to make a substantial, long-term investment in the Company’s stock, make available to you management resources that the Company itself has sought out in the recent past, and assist the Board in thinking carefully through certain elements of the strategic direction for the Company.

Our letter described our wish to discuss with you whether we could structure something beneficial to all Republic’s stakeholders. The immediate and substantial increase in the stock price following our 13D filing and delivery of the letter, we believe, confirms that your other shareholders also believe there is an opportunity to bring value to the Company and its owners and other constituencies. In that light, we are very disappointed not to have received the benefit of a substantive response that our letter warrants from the board of a public company looking to carry out its responsibilities as fiduciaries to those constituencies owed their loyalty. We can assure you that we have received expressions of concern about the current direction of the Company from a number of stakeholders.

Thus, we reiterate our request in our January 31 letter for a response and a meeting to discuss our ideas with you. We would welcome a meeting with the entire Board or an independent committee thereof and, hopefully, a productive dialogue following that.

Lastly, today we are filing an amendment to our Schedule 13D disclosing our aggregate share ownership at 8.8% of the outstanding common stock.

Please do us – and, more importantly, your constituencies – the favor of a meaningful response so we can together discuss the possibilities and attempt to structure an arrangement that we agree makes sense for the Company, its shareholders and other constituencies and us.

Very truly yours,

George E. Norcross, III

Gregory Braca

Philip A. Norcross

The Reporting Persons cannot predict the Issuer’s response to the February 7 Letter, and there can be no assurances as to what further actions will be taken by the Reporting Persons or whether and when the Reporting Persons may develop any specific proposals to make to the Issuer and how such actions will be taken or proposals made. Each Reporting Person reserves the right to take actions other than as described in the letters described in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Original Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own 5,208,729 shares of Common Stock or approximately 8.8% of the outstanding shares of Common Stock, which percentage was calculated based upon the 59,454,998 shares of Common Stock outstanding as of November 5, 2021 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2021. Specifically, each Reporting Person beneficially owns such number of shares of Common Stock and such percentage of the outstanding Common Stock as reflected on Items 11 and 13 of the applicable cover page to this Statement.

(b) Each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition the number of shares of Common Stock reflected on Items 7-10 of the applicable cover page to this Statement.

(c) Except as set forth on Schedule A attached hereto, none of the Reporting Persons has engaged in transactions in shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) since the filing of the Original Schedule 13D.

CUSIP No. 760416107	SCHEDULE 13D/A	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2022

George E. Norcross, III

By:	/s/ George E. Norcross, III

Avery Conner Capital Trust

By:	/s/ Philip A. Norcross
Name:	Philip A. Norcross
Title:	Trustee

Philip A. Norcross

By:	/s/ Philip A. Norcross

Susan D. Hudson

By:	/s/ Susan D. Hudson

Geoffrey B. Hudson

By:	/s/ Geoffrey B. Hudson

Rose M. Guida

By:	/s/ Rose M. Guida

Gregory B. Braca

By:	/s/ Gregory B. Braca

CUSIP No. 760416107	SCHEDULE 13D/A	Page 12 of 12

SCHEDULE A

Transactions in the Common Stock of the Issuer Since the Filing of the Original Schedule 13D

The following table sets forth all the transactions in the Common Stock of the Issuer effected since the filing of the Original Schedule 13D by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers.

George E. Norcross, III

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/3/2022(1)	5,825	5.119

Philip A. Norcross

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/3/2022(2)	150,000	5.154
2/3/2022(2)	178,053	5.200
2/3/2022(2)	150,000	5.138
2/3/2022(2)	37,825	5.139
2/4/2022	73,000	5.156

Avery Conner Capital Trust

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/3/2022	150,000	5.154
2/3/2022	178,053	5.200
2/3/2022	150,000	5.138
2/3/2022	37,825	5.139

Susan D. Hudson

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/3/2022(2)	150,000	5.154
2/3/2022(2)	178,053	5.200
2/3/2022(2)	150,000	5.138
2/3/2022(2)	37,825	5.139

CUSIP No. 760416107	SCHEDULE 13D/A	Page 13 of 12

Geoffrey B. Hudson

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/3/2022(2)	150,000	5.154
2/3/2022(2)	178,053	5.200
2/3/2022(2)	150,000	5.138
2/3/2022(2)	37,825	5.139

Rose M. Guida

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/3/2022(2)	150,000	5.154
2/3/2022(2)	178,053	5.200
2/3/2022(2)	150,000	5.138
2/3/2022(2)	37,825	5.139

(1)	Indicates transaction effected through individual retirement account for the benefit of George E. Norcross, III.
(2)	Indicates transaction of the Avery Conner Capital Trust (with respect to which the Trustees have the power to invest and dispose of trust property).